Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Renews CHF 50 million Share Subscription Facility

•   3-year CHF 50 million capital commitment from GEM

•   Relief advances strategic transformation

GENEVA (FEB. 28, 2024) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, today announced the renewal of its CHF 50 million Share Subscription Facility (SSF) agreement with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (GEM). This transaction underscores the ongoing commitment of GEM, the Company’s largest shareholder since 2016, to continue fostering Relief’s strategic and development initiatives with greater financial flexibility.

Relief and GEM have agreed to renew the SSF agreement for an additional three-year period. Under the terms of the agreement, Relief has the right to periodically issue and sell shares to GEM for a cumulated amount of up to CHF 50 million. GEM undertakes to subscribe to Relief ordinary shares upon Relief's issuance of a drawdown notice. Relief will control the timing and maximum amount of any drawdown and retains the right to draw down on the full commitment amount, subject to the customary terms of the SSF agreement. Future subscription prices under the SSF will correspond to 90% of the average of the closing prices on the SIX Swiss Exchange during the reference period, which corresponds to 15 trading days following Relief's draw down notice.

GEM also agreed to forgive an outstanding liability of CHF 1.37 million previously payable by Relief to GEM. Relief has committed to issuing GEM warrants to purchase up to 3.35 million ordinary shares at a purchase price of CHF 1.70 per share, exercisable from the issuance date, and expiring on January 20, 2027. The issuance of these warrants, as well as the ability of the Company to draw on the SSF, is contingent upon shareholder approval for a reduction in the nominal value of the Company’s ordinary shares at the next general meeting.

“We are pleased to announce the renewal of our Share Subscription Facility with GEM, a decision that strengthens Relief’s financial foundation for the next three years. GEM’s CHF 50 million capital commitment reflects continued support for Relief’s development plans and long-term goals,” commented Michelle Lock, interim chief executive officer of Relief.

Corporate update

Relief recently embarked on a transformative journey to refine its strategic direction and operational efficiency, marking a significant organization reset. In November 2023, the Company appointed Michelle Lock, a seasoned pharmaceutical executive, as its interim chief executive officer. In December 2023, Relief announced its intent to shift from a direct marketing and sales infrastructure to a partnership-based model for its commercial-stage assets and to reallocate resources towards its advancing R&D pipeline.

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Under Ms. Lock’s guidance, Relief is actively conducting a thorough review of its strategic plans and development projects. The Company is committed to implementing a scalable, industry standard infrastructure, aimed at ensuring a sustainable path forward, enhancing shareholder value, and contributing positively to global healthcare. The Company anticipates providing a comprehensive corporate and portfolio update in the early second quarter of 2024.

ABOUT GEM

Global Emerging Markets is a $3.4 billion alternative investment group that manages a diverse set of investment vehicles and has completed over 570 transactions in 70 countries. GEM’s investment vehicles provide the group and its investors with a diversified portfolio of asset classes that span the global private investing spectrum. Its family of funds and investment vehicles provides GEM and its partners with exposure to small-mid cap management buyouts, private investments in public equities (PIPEs) and select venture investments. For more information: http://www.gemny.com.

ABOUT RELIEF THERAPEUTICS

Relief is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief’s portfolio offers a balanced mix of marketed, revenue-generating products, our proprietary, globally patented Physiomimic™ and TEHCLO™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare metabolic disorders, rare skin diseases and rare respiratory diseases. In addition, Relief is commercializing several legacy products via licensing and distribution partners. Relief’s mission is to provide therapeutic relief to those suffering from rare diseases and is being advanced by an international team of well-established, experienced biopharma industry leaders with extensive research, development and rare disease expertise. Relief is headquartered in Geneva, with additional offices in Balerna, Switzerland, Offenbach am Main, Germany and Monza, Italy. Relief is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, visit our website www.relieftherapeutics.com or follow Relief on LinkedIn.

CONTACT:

RELIEF THERAPEUTICS Holding SA

Jeremy Meinen

Chief Financial Officer

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including its ability to achieve its corporate, development and commercial goals, and other factors which could cause the actual results, financial condition, performance or achievements of Relief to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including those described in Relief’s filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief. Copies of Relief’s filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief does not undertake any obligation to update the information contained herein, which speaks only as of this date.

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